                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          FRANKLIN SELECT REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   354638-10-8
                          -----------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 1999
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See sec.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document contains 8 Pages.

CUSIP NO.  354638-10-8            SCHEDULE 13D             PAGE  2  OF  8  PAGES
          ------------                                          ---    ---

-------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  EastGroup Properties, Inc.
-------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[ ]
                                                                          (b)[ ]

-------------------------------------------------------------------------------
        3         SEC USE ONLY



-------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]


-------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
-------------------------------------------------------------------------------
           NUMBER OF                    7        SOLE VOTING POWER

            SHARES                               850,000
                                     ------------------------------------------
         BENEFICIALLY                   8        SHARED VOTING POWER

           OWNED BY                               -0-
                                     ------------------------------------------
             EACH                       9        SOLE DISPOSITIVE POWER

           REPORTING                             850,000
                                     ------------------------------------------
            PERSON                     10        SHARED DISPOSITIVE POWER

             WITH                                 -0-
-------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  850,000
-------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            [ ]


-------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.9%
-------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                  The Statement on Schedule 13D, as amended (the "Schedule 13D") relating to the shares of Common Stock, Series A, without par value, stated value $10.00 per share ("Shares") of Franklin Select Realty Trust (the "Issuer") filed with the Securities and Exchange Commission on June 11, 1998 by EastGroup Properties, Inc. ("EastGroup"), and amended on July 29, 1998, is hereby further amended as follows:


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is amended to read in its entirety as follows:

                  As of the date hereof, EastGroup has used approximately $5,130,047 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital included funds obtained under a line of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which matured on January 13, 1999 and bore interest at LIBOR plus 1.40%. On January 13, 1999, EastGroup replaced this line of credit with a three-year $150 million unsecured revolving credit facility with a syndicate of ten banks that bears interest at the Eurodollar rate plus 1.25%.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is amended by the addition of the following:

                  On April 21, 1999, EastGroup delivered to the Issuer the letter attached hereto as Exhibit I, incorporated herein by this reference, that indicated that at the Issuer's 1999 Annual Meeting EastGroup intends to nominate a director of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  Item 5 of the Schedule 13D is amended by the addition of the following:

                  (i) SHARE OWNERSHIP. As of the date hereof, EastGroup beneficially owns 850,000 Shares, or 6.9% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's 1998 Annual Report on Form 10-K (12,250,372). No other Reporting Person beneficially owns Shares. EastGroup did not acquire any Shares



                                Page 3 of 8 Pages
                           during the 60-day period prior to the event requiring filing of this Amendment.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  (I) Correspondence dated April 21, 1999 from EastGroup to the Issuer.












                                Page 4 of 8 Pages

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 21, 1999


                                 EASTGROUP PROPERTIES, INC.



                                  By:   /s/David H. Hoster II
                                     ------------------------------------------
                                           David H. Hoster II
                                           Chief Executive Officer and President









                                Page 5 of 8 Pages

                           EASTGROUP PROPERTIES, INC.
                             188 EAST CAPITOL STREET
                              300 ONE JACKSON PLACE
                                JACKSON, MS 39201
--------------------------------------------------------------------------------
                                                              April 21, 1999

Board of Directors
Franklin Select Realty Trust
777 Mariners Island Boulevard
San Mateo, CA  94404

         RE:      ANNUAL MEETING OF SHAREHOLDERS

Gentlemen:

         As you know, EastGroup Properties, Inc. ("EastGroup") is the largest unaffiliated shareholder of Franklin Select Realty Trust (the "Company") with the ownership of 850,000 shares of Series A Common Stock. You are also aware of our disappointment and concern with respect to the Company's failure to consummate a strategic transaction over an extended period of time. On June 3, 1998, the Company announced that a Special Committee of its Board of Directors had determined "to undertake a review of the strategic alternatives available to the Company." In this connection, the Special Committee retained Prudential Securities as its exclusive financial advisor. While we do not question the sincerity of the Company or the Board to pursue the Company's strategic alternatives, we have frankly lost patience with a process that has continued for over ten months - and appears may go on indefinitely - without a productive result for Franklin Select or its shareholders. Remaining independent is likewise not a viable course for the Company.

         In order to maximize shareholder value, we have concluded that the shareholders of the Company would be better served if there were a member of the Board who clearly represented the interests of the Company's unaffiliated shareholders. Accordingly, at the Company's Annual Meeting on April 27, 1999, we intend to place the name of David H. Hoster II in nomination from the floor to be a director of the Company. We also advise you that we will, in accordance with the Company's By-Laws and California Law, give notice at the Meeting prior to voting that we will cumulate the votes of the shares beneficially owned by EastGroup. Mr. Hoster's resume is attached to this letter. As you can see, Mr. Hoster has the required knowledge and experience to qualify as a Director and an Independent Director under the Company's By-Laws.


                                Page 6 of 8 Pages

BOARD OF DIRECTORS
FRANKLIN SELECT REALTY TRUST
APRIL 21, 1999
PAGE TWO




         We desire that the nomination and voting procedures at the Annual Meeting be orderly and efficient. We have provided you with notice of our intentions so that we may have time to work together to ensure such nomination and voting process.

         We would be pleased to further discuss these matters at your convenience.

                                                  Very truly yours,

                                                  EASTGROUP PROPERTIES, INC.




                                                  David H. Hoster II
                                                  President and CEO



                                Page 7 of 8 Pages
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


                               DAVID H. HOSTER II
                             PRESIDENT, DIRECTOR AND
                             CHIEF EXECUTIVE OFFICER
====================================================================================================================
EXPERIENCE

1993 - PRESENT             EASTGROUP PROPERTIES                                                         JACKSON, MS
                           President, Director and Chief Executive Officer
                           EastGroup is a NYSE listed industrial real estate investment trust with 14,500,000 square feet of industrial space in the major sunbelt markets.

1993 - 1996                LNH REIT, INC. (MANAGED BY EASTGROUP PROPERTIES)                             JACKSON, MS
                           Executive Vice President (1993-1995), President (1995-1996)

1983 - 1993                EASTOVER GROUP OF COMPANIES                                                  JACKSON, MS
                           Executive Vice President of EastGroup Properties, Eastover
                           Corporation (merged into EastGroup in 1994), The Parkway
                           Company, Congress Street Properties (merged into Parkway 1994),
                           EB, Inc. (merged into Parkway 1995) and President of EastPark
                           Realty Trust (merged into Parkway 1990). Responsible for all the real estate activities of a combined portfolio of $300 million in assets including acquisitions, dispositions,
                           development, mortgage administration and general asset
                           portfolio management

1975 - 1983                RIVIERE REALTY TRUST  (EASTPARK REALTY TRUST)                           WASHINGTON D. C.
                           President and Executive Secretary. Responsible for all aspects of the operation of a publicly held real estate investment trust.

1972 - 1975                K. S. SWEET ASSOCIATES                                                  PHILADELPHIA, PA
                           Project Manager involved with real estate consulting and
                           structuring of large joint venture investments. Clients
                           included the Ford Foundation, Princeton University and Fidelity
                           Mutual Life Insurance Company.

====================================================================================================================
EDUCATION

1970 - 1972                STANFORD UNIVERSITY GRADUATE                                               PALO ALTO, CA
                           SCHOOL OF BUSINESS
                           Received MBA with emphasis in finance and real estate.

1963 - 1967                PRINCETON UNIVERSITY                                                       PRINCETON, NJ
                           Received BA, cum laude.
====================================================================================================================
OTHER

1967 - 1970                UNITED STATES ARMY
                           Obtained rank of First Lieutenant with service in
                           Vietnam.

1985 - 1987                Member of the Board of Governors of the National Association of Real
                           Estate Investment Trusts

Current                    Member of the Board of Directors of the Greater Jackson Foundation
                           Former member of the Boards of St. Andrew's Episcopal School and Goodwill Industries of Mississippi
                           Member of the Society of International Business Fellows




                                Page 8 of 8 Pages